SAVVY BUSINESS SUPPORT, INC.
214 Broad Street
Red Bank, NJ 07701
Tel. (732) 530-9007
Fax (732) 530-9008

VIA EDGAR CORRESPONDENCE

August 10, 2010

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005
Attn:	Ms. Celeste M. Murphy, Legal Branch Chief
Ms. Jessica Plowgian, Attorney-Advisor

RE:	Savvy Business Support, Inc.
Registration Statement on Form S-1
Acceleration Request
File No.: 333-167130

Dear Ms. Murphy and Ms. Plowgian:

We hereby request that the effectiveness of the above-captioned Registration Statement (File No.: 333-167130) be accelerated so that such Registration Statement will become effective on Thursday, August 12, 2010 at 9:00 a.m., Eastern time or as soon thereafter as practicable.

On behalf of the Company, I hereby acknowledge that:

(a)	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in the Staff’s review of the Company’s filings or in response to the Staff’s comments on the Company’s filings.

Please direct any questions or comments regarding the Registration Statement to Mr. Joseph M. Patricola, Esq., of The Sourlis Law Firm, at (732) 530-9007.

Very truly yours,

Savvy Business Support, Inc.

/s/ VIRGINIA K. SOURLIS
Virginia K. Sourlis
President and Sole Director